UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C.  20549

                      FORM 10-SB, Amendment 1

  GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS
    Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                           STARSOFT, INC.
                    --------------------------
         (Name of Small Business Issuer in its charter)


            Nevada                           86-0914052
       ----------------                   -----------------
(State or other jurisdiction of           (I.R.S. Employer
incorporation or organization)         Identification Number)

                    6055 Nelson Avenue, Unit 2103,
                    Burnaby, B.C., Canada V5H 4L4
                 -----------------------------------
              (Address of principal executive offices)

             Issuer's telephone number: (604) 434-0766


Securities to be registered under section 12(b) of the Act:

 Title of Each Class to be so      Name on each exchange on which
          registered               each class is to be registered

 ------------------------------   ---------------------------------
 ------------------------------   ---------------------------------
 ------------------------------   ---------------------------------


Securities to be registered under section 12(g) of the Act:

Common Stock

                         TABLE OF CONTENTS

Part I                                                                   3

 DESCRIPTION OF BUSINESS                                                 3
 MANAGEMENT'S ANALYSIS OF FINANCIAL CONDITION AND PLAN OF OPERATION      7
 DESCRIPTION OF PROPERTY                                                13
 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT         13
 DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS        14
 EXECUTIVE COMPENSATION                                                 14
 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS                         15
 DESCRIPTION OF SECURITIES                                              15

Part II                                                                 17

 MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS               17
 LEGAL PROCEEDINGS                                                      17
 CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS                          17
 RECENT SALE OF UNREGISTERED SECURITIES                                 17
 INDEMNIFICATION OF DIRECTORS AND OFFICERS                              17

Part F/S                                                                19

Part III                                                                38

 INDEX TO EXHIBITS                                                      38

SIGNATURES                                                              39

                     Forward Looking Statements

  Some of the statements contained in this Form 10-SB that are not historical facts are "forward-looking statements" which can be identified by the use of terminology such as "estimates," "projects," "plans," "believes," "expects," "anticipates," "intends," or the negative or other variations, or by discussions of strategy that involve risks and uncertainties. We urge you to be cautious of the forward-looking statements, that such statements, which are contained in this Form 10-SB, reflect our current beliefs with respect to future events and involve known and unknown risks, uncertainties and other factors affecting our operations, market growth, services, products and licenses. No assurances can be given regarding the achievement of future results, as actual results may differ materially as a result of the risks we face, and actual events may differ from the assumptions underlying the statements that have been made regarding anticipated events.

  All written forward-looking statements made in connection with this Form 10-SB that are attributable to us or persons acting on our behalf are expressly qualified in their entirety by these cautionary statements. Given the uncertainties that surround such statements, you are cautioned not to place undue reliance on such forward-looking statements.

  The safe harbors of forward-looking statements provided by the Securities Litigation Reform Act of 1995 are unavailable to issuers not subject to the reporting requirements set forth under Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended. As the Company has not registered its securities pursuant to
Section 12 of the Exchange Act, such safe harbors set forth under the Reform Act are unavailable to the Company.

                              Part I

DESCRIPTION OF BUSINESS

Business Development

  We were incorporated in the State of Nevada on May 4, 1998, under the name StarSoft, Inc. Our articles of incorporation authorize us to issue up to 100,000,000 shares of common stock at a par value of $0.001 per share. We were originally organized to engage in the business of software development for legalized gambling. We operated in this industry from May 4, 1998, through approximately October 31, 2000, when we ceased all operations due to lack of capital.

  We are presently inactive and have not conducted any business since October 31, 2000. During November 2000, our directors determined that it was in the best interest of our shareholders that we should begin seeking potential operating businesses and business opportunities with the intent to acquire or merge with such businesses. We are considered a development stage company, and due to our status as a "shell" corporation, our principal business purpose is to locate and consummate a merger or acquisition with a private entity. No representation is made or intended that we will be able to carry out our proposed activities successfully or profitably.

  We are voluntarily filing this registration statement on Form 10-SB12G to make information concerning ourselves more readily available to the public. Our management believes that being a reporting company under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), could provide a prospective merger or acquisition candidate with additional information concerning our company. In addition, our management believes that this may make us more attractive to an operating business opportunity as a potential business combination candidate. As a result of filing this registration statement, we are obligated to file with the United States Securities and Exchange Commission certain interim and periodic reports including an annual report containing audited financial statements. We intend to continue to voluntarily file these periodic reports under the Exchange Act even if our obligation to file such reports is suspended under applicable provisions of the Exchange Act.

  Any potential target acquisition or merger candidate will become subject to the same reporting requirements as we are upon consummation of any such business combination. In the event that we successfully complete an acquisition or merger with another operating business, the resulting combined business must provide audited financial statements for at least the two most recent fiscal years, or in the event that the combined operating business has been in business less than two years, audited financial statements will be required from the period of formation of the target acquisition or merger candidate.

  We have not been party to bankruptcy, receivership or similar proceeding.

  We have not undergone any reclassification, merger or consolidation, nor have we purchased or sold a significant amount of assets. We have no plan, proposal, agreement, understanding or arrangement to acquire or merge with any specific business or company and we have not identified any specific business or company for investigation and evaluation.

Business of Issuer

  Principal Services and Principal Markets

  Our business plan is to seek to acquire or merge with potential businesses that may, in our opinion, warrant our involvement. Our discretion is unrestricted, and we may participate in any business whatsoever that, in our opinion, may meet the business objectives we have addressed. Indeed, we may effectuate a business combination with another business outside the United States. We have not limited the scope of our search to a particular region. We do not intend to utilize any notices or advertisements in our search for business opportunities.

  We will be primarily responsible for searching for an appropriate merger or acquisition candidate. However, to the extent that our management may be aware of any potential business acquisition candidates, he or she will also refer these to the company. We recognize that as a result of our limited financial, managerial or other resources, the number of suitable potential businesses that may be available to us will be extremely limited. In seeking to attain our business objectives, we will not restrict our search to any particular industry. Rather, we may investigate businesses of essentially any kind or nature, including but not limited to finance, high technology, manufacturing, service, research and development, communications, insurance, brokerage, transportation and others. Our management may also seek to become involved with other development stage companies or companies that could be categorized as "financially troubled." At the present time, we have not chosen the particular area of business in which we propose to engage and have not conducted any market studies with respect to any business, property or industry.

  Distribution Methods of Our Services

  The analysis of potential business endeavors will be undertaken by or under the supervision of our management, no member of which is a professional business analyst. Our management is comprised of individuals of varying business experiences, and they will rely on their own business judgment in formulating decisions as to the types of businesses that we may acquire or in which we may participate. It is quite possible that management will not have any business experience or expertise in the type of business engaged in by a company ultimately acquired.

  Management anticipates that the selection of an acquired business will be complex and risky because of the competition for particular business opportunities among all segments of the financial community. The nature of our search for the acquisition of an acquired business requires maximum flexibility inasmuch as we will be required to consider various factors and divergent circumstances which may preclude meaningful direct comparison among the various business enterprises, products or services investigated. Investors should recognize that the possible lack of diversification among our acquisition may not permit us to offset potential losses from one venture against profits from another. We will have virtually unrestricted flexibility in identifying and selecting a prospective acquired business. Management will consider, among other factors in evaluating a prospective acquired business and determining the "fair market value," the following:

     1.   The acquired business' net worth, total assets and cash flow;

     2.   Costs associated with effecting the business combination;

     3. Equity interest in and possible management participation in the acquired business;

     4.   Earnings and financial condition of the acquired business;

     5. Growth potential of the acquired business and the industry in which it operates;

     6. Experience and skill of management and availability of additional personnel of the acquired business;

     7.   Capital requirements of the acquired business;

     8.   Competitive position of the acquired business;

     9. Stage of development of the product, process or service of the acquired business;

     10. Degree of current or potential market acceptance of the product, process or service of the acquired business;

     11. Possible proprietary features and possible other protection of the product, process or service of acquired business; and

     12. The regulatory environment of the industry in which the acquired business operates.

  The preceding criteria is not intended to be exhaustive; any evaluation relating to the merits of a particular business combination will be based, to the extent relevant, on the above factors as well as other considerations deemed relevant by management in connection with effecting a business combination consistent with our business objectives. No particular consideration may be given to any particular factor.

  Although we believe that locating and investigating specific business proposals will take at least several months, the time this process will take is difficult to predict. The time and costs required to select and evaluate an acquired business candidate, including conducting a due diligence review, and to structure and consummate the business combination, including negotiating relevant agreements and preparing requisite documents for filing following the provisions of applicable securities laws and state corporate laws, cannot presently be ascertained with any degree of certainty.

  We believe that we will make contact with business prospects primarily through the efforts of our directors, officers and stockholders, who will meet personally with existing management and key personnel, visit and inspect material facilities, assets, products and services belonging to these prospects, and undertake further reasonable investigation as management deems appropriate, to the extent of its limited financial resources. Some acquired business candidates may be brought to our attention from various unaffiliated sources, including securities broker/dealers, investment bankers, venture capitalists, bankers, other members of the financial community and affiliated sources. While we do not presently anticipate engaging the services of professional firms that specialize in business acquisitions on any formal basis, we may engage these firms in the future, in which event we may pay a finder's fee or other compensation.

  We have not selected any particular industry or any acquired business in which to commence our business combination efforts.

  Competitive  Business  Conditions and  the  Issuer's  Competitive
  Position

  We  will  be  an insignificant participant among the  firms  that engage in business combinations. There are many established venture capital groups and financial services firms that have significantly greater financial and personnel resources and technical expertise than we or our management have. In view of our limited financial resources and limited management availability, we will be at a significant competitive disadvantage.

  Effect of Existing or Probable Government Regulations

  We are not aware of any probable government regulations that we may be subject to after we complete a business combination. The use of assets to conduct a business, which we may own after completion of a business combination, could subject us to environmental, public health and safety, land use, trade or other governmental regulations and state or local taxation. In selecting a business as a business combination candidate, our directors and officers will endeavor to ascertain, to the extent of our limited resources, the effects of such government regulation of the prospective business. Under certain circumstances, however, such as the business combination effected with a new or start-up business, we may not be able to predict with any degree of accuracy the impact of government regulation. The inability to ascertain the effect of government regulation on a prospective business activity will make the business combination with such business a higher risk.

  Employees

  We presently have one part-time employee, Marvin Wosk, our President and Director. Mr. Wosk dedicates approximately 10 hours per month to our operations. Mr. Wosk is not represented by a collective bargaining agreement, and we believe that our relationship with him is good.

  We expect to use attorneys and accountants, as necessary, to accomplish our goal of merging or acquiring a business candidate. Presently, our officer does not anticipate a need to engage any full-time employees so long as we are seeking and evaluating business opportunities. The need for employees and their availability will be addressed in connection with the decision of whether or not to acquire or participate in a specific business opportunity. Although there is no current plan to hire employees on a full-time or part-time basis, some portion of working capital may be used to pay any part-time employees hired.

Reports to Security Holders

  Annual Reports

  We intend to deliver annual reports to security holders and the United States Securities and Exchange Commission on Form 10-KSB in accordance with the provisions of Section 12 of the Securities Exchange Act of 1934, as amended. Such annual reports will include audited financial statements.

  Periodic Reports with the SEC

  As of the date of this Registration Statement, we have not filed periodic reports with the SEC. However, the purpose of this Registration Statement is to become a fully reporting company on a voluntary basis. Hence, StarSoft will file periodic reports with the SEC as required by laws and regulations applicable to fully reporting companies.

  Availability of Filings

  You may read and copy any materials StarSoft files with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Additionally, the SEC maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

MANAGEMENT'S ANALYSIS OF FINANCIAL CONDITION AND PLAN OF OPERATION

Plan  of  Operation and Analysis of Operating Results and Financial
  Condition

  Our business plan is to seek to acquire or merge with potential businesses that may, in our opinion, warrant our involvement. Our discretion is unrestricted, and we may participate in any business whatsoever that, in our opinion, may meet the business objectives we have addressed. Indeed, we may effectuate a business combination with another business outside the United States. We have not limited the scope of our search to a particular region. We do not intend to utilize any notices or advertisements in our search for business opportunities.

  We will be primarily responsible for searching for an appropriate merger or acquisition candidate. However, to the extent that our existing stockholders are aware of any potential business acquisition candidates, they are obligated to refer these candidates to us. We recognize that as a result of our limited financial, managerial or other resources, the number of suitable potential businesses that may be available to us will be extremely limited. Our principal business objective will be to seek long-term growth potential in the business in which we participate rather than immediate, short-term earnings. In seeking to attain our business objectives, we will not restrict our search to any particular industry. Rather, we may investigate businesses of essentially any kind or nature, including but not limited to finance, high technology, manufacturing, service, research and development, communications, insurance, brokerage, transportation, and others. Management may also seek to become involved with other development stage companies or companies that could be categorized as "financially troubled." At the present time, we have not chosen the particular area of business in which we propose to engage and have not conducted any market studies with respect to any business, property or industry.

  Evaluation Criteria

  The analysis of potential business endeavors will be undertaken by or under the supervision of management, no member of which is a professional business analyst. Our management is comprised of individuals of varying business experiences, and they will rely on their own business judgment in formulating decisions as to the types of businesses that we may acquire or in which we may participate. It is quite possible that management will not have any business experience or expertise in the type of business engaged in by us ultimately acquired. Management will seek to examine those factors we have discussed when making a business decision; however, the mention of these factors to be examined by management with regard to its determining the potential of a business endeavor should not be read as implying any experience or expertise on behalf of management as to the business chosen. These factors are merely illustrative of the types of factors that management may consider in evaluating a potential acquisition.

  Management anticipates that the selection of an acquired business will be complex and risky because of the competition for particular business opportunities among all segments of the financial community. The nature of our search for the acquisition of an acquired business requires maximum flexibility inasmuch as we will be required to consider various factors and divergent circumstances which may preclude meaningful direct comparison among the various business enterprises, products or services investigated. Investors should recognize that the possible lack of diversification among our acquisition may not permit us to offset potential losses from one venture against profits from another. This should be considered a negative factor affecting any decision to purchase the shares. We will have virtually unrestricted flexibility in identifying and selecting a prospective acquired business. Management will consider, among other factors in evaluating a prospective acquired business and determining the "fair market value," the following:

     1.   The acquired business' net worth;

     2.   The acquired business' total assets;

     3.   The acquired business' cash flow;

     4.   Costs associated with effecting the business combination;

     5. Equity interest in and possible management participation in the acquired business;

     6.   Earnings and financial condition of the acquired business;

     7. Growth potential of the acquired business and the industry in which it operates;

     8. Experience and skill of management and availability of additional personnel of the acquired business;

     9.   Capital requirements of the acquired business;

     10.  Competitive position of the acquired business;

     11. Stage of development of the product, process or service of the acquired business;

     12. Degree of current or potential market acceptance of the product, process or service of the acquired business;

     13. Possible proprietary features and possible other protection of the product, process or service of acquired business; and

     14. Regulatory environment of the industry in which the acquired business operates.

  The preceding criteria is not intended to be exhaustive; any evaluation relating to the merits of a particular business combination will be based, to the extent relevant, on the above factors as well as other considerations deemed relevant by management in connection with effecting a business combination consistent with our business objectives. No particular consideration may be given to any particular factor.

  Although we believe that locating and investigating specific business proposals will take at least several months, the time this process will take is difficult to predict. The time and costs required to select and evaluate an acquired business candidate (including conducting a due diligence review) and to structure and consummate the business combination (including negotiating relevant agreements and preparing requisite documents for filing following the provisions of applicable securities laws and state corporate laws) cannot presently be ascertained with any degree of certainty.

  We believe that we will make contact with business prospects primarily through the efforts of our directors, officers and stockholders, who will meet personally with existing management and key personnel, visit and inspect material facilities, assets, products and services belonging to these prospects, and undertake further reasonable investigation as management deems appropriate, to the extent of its limited financial resources. Some acquired business candidates may be brought to our attention from various unaffiliated sources, including securities broker/dealers, investment bankers, venture capitalists, bankers, other members of the financial community, and affiliated sources. While we do not presently anticipate engaging the services of professional firms that specialize in business acquisitions on any formal basis, we may engage these firms in the future, in which event we may pay a finder's fee or other compensation.

  We have not selected any particular industry or any acquired business in which to our business combination efforts.

  Tax Considerations

  As a general rule, federal and state tax laws and regulations have a significant impact upon the structuring of business combinations. We will evaluate the possible tax consequences of any prospective business combination and will endeavor to structure the business combination so as to achieve the most favorable tax treatment to the company, the acquired business and their respective stockholders. The IRS or other appropriate state tax authorities may attempt to re-characterize the tax treatment of a particular business combination; and, as a result there may be adverse tax consequences to the company, the acquired business and their respective stockholders.

  Form and Structure of Acquisition

  Of the various methods and forms by which we may structure a transaction acquiring another business, management is likely to use, without limitation, one of the following forms: (i) a leveraged buyout transaction in which most of the purchase price is provided by borrowings (typically secured by the assets of the acquired business and intended to be repaid out of the cash flow of the business) from one or more lenders or from the sellers in the form of a deferred purchase price; (ii) a merger or consolidation of the acquired corporation into or with us; (iii) a merger or consolidation of the acquired corporation into or with a subsidiary of the company organized to facilitate the acquisition (a "subsidiary merger"), or a merger or consolidation of a subsidiary into or with the acquired corporation (a "reverse subsidiary merger"); (iv) an acquisition of all or a controlling amount of the stock of the acquired corporation followed by a merger of the acquired business into us; (v) an acquisition of the assets of a business by us or a subsidiary organized for this purpose; (vi) a merger or consolidation of the company with or into the acquired business or subsidiary; or (vii) a combination of any of the aforementioned methods and forms. The actual form and structure of a business combination may be also dependent upon numerous other factors pertaining to the acquired business and its stockholders as well as potential tax and accounting treatments afforded the business combination.

  We may utilize cash, equity, debt or a combination of these as consideration in effecting a business combination. Although we have no commitments to issue any shares of common stock, we will, in all likelihood, issue a substantial number of additional shares in connection with a business combination. To the extent that additional shares are issued, dilution to the interest of our stockholders may occur. Additionally, if a substantial number of shares of common stock are issued in connection with a business combination, a change in control of the company may occur.

  If our securities are issued as part of an acquisition, it cannot be predicted whether they will be issued in reliance upon exemptions from registration under applicable federal or state securities laws or will be registered for public distribution. When registration of securities is required, substantial cost may be incurred and time delays encountered. In addition, the issuance of additional securities and their potential sale in any trading market which may develop in our common stock, of which there is no assurance, may depress the price of our common stock in that particular market. Additionally, issuance of additional securities by us would result in a decrease in the percentage of the company's issued and outstanding shares of common stock by the purchasers of the common stock being offered in this registration statement.

  Our  operations may be limited by the Investment Company  Act  of
1940. While we will attempt to conduct operations so as not to require registration under the Investment Company Act of 1940, there can be no assurance that we will not be deemed to be subject to the Investment Company Act of 1940.

  There are currently no limitations relating to our ability to borrow funds to increase the amount of capital available to us to effect a business combination or otherwise finance the operations of the acquired business. The amount and nature of any borrowings by us will depend on numerous considerations, including our capital requirements, our perceived ability to meet debt service on these borrowings and then prevailing conditions in the financial markets, as well as general economic conditions. There can be no assurance that debt financing, if required or otherwise sought, would be available on terms deemed to be commercially acceptable and in the best interest of the company. Our inability to borrow funds for an additional infusion of capital into an acquired business may have material adverse effects on our financial condition and future prospects. To the extent that debt financing ultimately proves to be available, any borrowings may subject us to various risks traditionally associated with incurring indebtedness, including the risks of interest rate fluctuations and insufficiency of cash flow to pay principal and interest. Furthermore, an acquired business may have already incurred debt financing and, therefore, all the risks inherent with that debt obligation. We do not believe that we will borrow funds in any event so it is unlikely that we will face these issues.

  Because of our small size, investors should carefully consider the business constraints on our ability to raise additional capital when needed. Until a time as any enterprise, product or service which we acquire generates revenues sufficient to cover operating costs, it is conceivable that we could find ourselves in a situation where we need additional funds in order to continue our operations. This need could arise at a time when we are unable to borrow funds and/or market acceptance for the sale of additional shares of our common stock does not exist.

  Our stockholders are relying upon the business judgment of management in connection with the proper expenditure of the funds raised in this offering and in the future operations of the company. It is not expected that our stockholders will be consulted with respect to the expenditure of the proceeds of this offering or in connection with any acquisition engaged in by us, unless required by law.

  Daily Operations

  We expect to use attorneys and accountants as necessary, and do not anticipate a need to engage any full-time employees so long as we are seeking and evaluating business opportunities. The need for employees and their availability will be addressed in connection with the decision of whether or not to acquire or participate in a specific business opportunity. Although there is no current plan to hire employees on a full-time or part-time basis, some portion of working capital may be used to pay any part-time employees hired.

  Until an active business is commenced or acquired, we will have no employees or day-to-day operations. We are unable to make any estimate as to the future number of employees which may be necessary, if any, to work for the company though we doubt any employees will be hired at any time before a combination. If an existing business is acquired, it is possible that its existing staff would be hired by us. At the present time, it is our intention to meet or be in telephone contact at least once a week and more frequently, if needed, to review business opportunities, evaluate potential acquisitions and otherwise operate the affairs of the company. Except for reimbursement of reasonable expenses incurred on behalf of the company, management will not be compensated for these services rendered on behalf of the company.

  Our management believes that current cash on hand is insufficient to meet our present and expected capital requirements. Our management currently anticipates the need for additional capital. Mr. Wosk, our sole officer and director, has informally committed to assist us in paying for any fees or expenses we incur that are above our financial resources. However, we cannot assure you that Mr. Wosk will continue to have the necessary cash resources to provide us with sufficient capital to stay in business. We do not intend to raise additional funds by issuing equity or debt instruments or other securities that may be convertible into equity securities, of which there are no agreements or arrangements to do so.

  We   do  not  anticipate  purchasing  or  selling  any  plant  or significant equipment during the next 12 months.

  We do not believe that there will be significant research and development expenses during the next 12 months.

  We do not expect any material significant changes in the number of employees.

Results of operations for the three months ended September 30, 2003 as compared to three months ended September 30, 2002

  Revenue

  We did not have any revenue for the three months ended September 30, 2003 and September 30, 2002, respectively.

  Expenses

  We incurred $2 of expenses, classified as general and administrative expenses, for the three months ended September 30, 2003. We incurred $45 in general and administrative expenses for the three months ended September 30, 2002.

  Net loss

  Our net loss for the three months ended September 30, 2003 was $2, which represented the expenses incurred during this period. We had a net loss of $44 for the three months ended September 30, 2002.

Liquidity and Capital Resources for the Nine Months Ended September 30, 2003 as Compared to Nine Months Ended September 30, 2002

  Cash

  We had a net decrease of $92 in our cash position during the nine months ended September 30, 2003, and for the nine months ended September 30, 2002, we had an increase of $103 in cash.

  Net cash paid for operating activities

  We had a net cash outflow of $92 for operating activities during the nine months ended September 30, 2003. During the year ago period, operating activities provided $103 in cash, which was mainly attributable to an increase in loans payable.

  Cash needs for the next twelve months

  As of September 30, 2003, we had no cash or cash equivalents. As a result, we do not have sufficient resources to cover our cash needs in the next 12 months for expenses to be incurred in connection with preparing and filing of periodic and annual reports under the Securities and Exchange Act of 1934, as amended, which is estimated at approximately $5,000. Presently, Mr. Wosk intends to loan us cash to cover our operating expenses. There are no specific repayment terms for any such loan. We will continue to rely on Mr. Wosk to support our cash needs for the next twelve months; however, there are no formal or informal agreements for Mr. Wosk to continue to loan us capital. To the extent that Mr. Wosk stops paying our expenses, and that we are unable to generate sufficient revenues and cash flows to pay for our expenses, we may be forced to seek alternative sources of funding. There are no assurances that additional financing will be available, or if available, will be on terms acceptable to us. If adequate funding is not available, we may not be able to continue as a going concern.

Risk Factors

  Our   limited  access  to  capital  may  adversely   affect   our
operations

  Our management team faces the challenge of successfully implementing our business strategy and plan of operations on a limited budget. We may not be able to successfully manage our business to achieve our goals, especially in light of the fact that we have no cash as of September 30, 2003. We may be forced to cease operations if we are unable to successfully identify an acquisition or merger candidate and consummate the transaction before our capital is exhausted.

  We anticipate a change in control and management

  We anticipate we will experience a change of control upon the closing of a business combination. In addition, our current manager and director will resign. We cannot assure you of the experience or qualification of new management either in the operation of our activities or in the operation of the business, assets or property being acquired.

  No acquisition candidate has been identified by us

  As of the date of this registration statement, we have not entered into or negotiated any arrangements for a business combination with an acquisition candidate. Since we have not yet attempted to seek a business combination, and due to our lack of experience, there is only a limited basis upon which to evaluate our prospectus for achieving our intended business objectives.

  Conflicts of interest with management

  A conflict of interest may arise between our management's personal financial benefit and management's fiduciary duty to you, the investor. You should note that our management wields substantial control. Further, management's interest in their own financial benefit may at some point compromise their fiduciary duty to you. Our directors and officers are or may become, in their individual capacities, an officer, director, controlling shareholder and/or partner of other entities engaged in a variety of businesses. In addition, our directors and officers are engaged in business activities outside of StarSoft, and the amount of time they will devote to our business will only be about 10-20 hours each month. There exist potential conflicts of interest including allocation of time between us and these other business entities. We will not purchase the assets of any company which is beneficially owned by any of our officers, directors, affiliates or associates.

  We   are   not  using  professional  consultants  or  experienced
management

  Because management has little experience in managing companies similar to us, the fact that we are not currently using outside consultants may increase our difficulties in finding an acquisition candidate.

  We face many competing companies with more experience than us

  In relation to our competitors, we are and will continue to be an insignificant participant in the business of seeking business combinations. A large number of established and well-financed entities, including venture capital firms, have recently increased their merger and acquisition activities. Most of these entities have significantly greater financial resources, technical expertise and managerial capabilities than we and, consequently, we will be at a competitive disadvantage in identifying suitable merger or acquisition candidates and successfully consummating a proposed merger or acquisition. Also, we will be competing with a large number of other small blank check companies.

  There may be tax consequences to our activities which may adversely effect us or our investors

  In the course of any acquisition or merger we may undertake, a substantial amount of attention will be focused upon federal and state tax consequences to both us and the acquisition candidate.
Presently, under the provisions of federal and various state tax laws, a qualified reorganization between business entities will generally result in tax-free treatment to the parties to the reorganization. While we expect to undertake any merger or acquisition so as to minimize federal and state tax consequences to both us and the acquisition candidate, our business combination might not meet the statutory requirements of a reorganization or the parties might not obtain the intended tax-free treatment upon a transfer of stock or assets. A non-qualifying reorganization could result in the imposition of both federal and state taxes that may have a substantial adverse effect on us.

  You may be exposed to risks associated with operations in foreign countries

  Our business plan is to seek to acquire or merge with potential businesses that may, in the opinion of management, warrant our involvement. Management's discretion is unrestricted, and we may participate in any business whatsoever that may in our opinion meet the business objectives we have addressed. Indeed, we may effectuate a business combination with another business outside the United States. We have not limited the scope of our search to a particular region or country. To the extent that the acquired business may be located or operate in a foreign jurisdiction, our operations may be adversely affected to the extent of the existence of unstable economic, social or political conditions in the particular foreign regions and countries.

DESCRIPTION OF PROPERTY

Description of Property

  We maintain our business address at 6055 Nelson Avenue, Unit 2103, Burnaby, B.C., Canada V5H 4L4. Our use of these offices is provided to us at no charge by our officer and director. We believe this space is currently sufficient for our limited business requirements and therefore do not intend to purchase or lease any additional office space.

  We do not own or control any material property.

Investment Policies

  Our management does not currently have policies regarding the acquisition or sale of real estate assets primarily for possible capital gain or primarily for income. We do not presently hold any investments or interests in real estate, investments in real estate mortgages or securities of or interests in persons primarily engaged in real estate activities.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Security Ownership of Certain Beneficial Owners and Management

  The following table sets forth as of November 24, 2003, certain information regarding the beneficial ownership of our common stock by:

  1. Each person who is known us to be the beneficial owner of more than 5% of the common stock,

  2.   Each of our directors and executive officers and

  3.   All of our directors and executive officers as a group.

  Except as otherwise indicated, the persons or entities listed below have sole voting and investment power with respect to all shares of common stock beneficially owned by them, except to the extent such power may be shared with a spouse. No change in control is currently being contemplated.

 TITLE OF       NAME AND ADDRESS OF BENEFICIAL    AMOUNT AND        % OF
  CLASS               OWNER(1), (2), (3)           NATURE OF        CLASS
                                                  BENEFICIAL
                                                   OWNERSHIP
---------------------------------------------------------------------------

  Common                Marvin Wosk                1,000,000        47.17
  Stock
---------------------------------------------------------------------------

Footnotes:

(1) The address of officers and directors in the table is c/o StarSoft, Inc., 6055 Nelson Avenue, Unit 2103, Burnaby, B.C., Canada V5H 4L4.

(2) The persons named above, who are the only officers, directors and principal shareholders of StarSoft, may be deemed to be our "parents" and "promoters," within the meaning of such terms under the Securities Act of 1933, by virtue of their direct holdings in our company. These persons are the only "promoters" of StarSoft.
(3) In general, a person is considered a "beneficial owner" of a security if that person has or shares the power to vote or direct the voting of such security, or the power to dispose of such security. A person is also considered to be a beneficial owner of any securities of which the person has the right to acquire beneficial ownership within 60 days.

Change in Control

  No arrangements exist that may result in a change of control of StarSoft.

DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Directors, Executive Officers and Significant Employees

  The following table sets forth certain information with respect to each of our executive officers or directors.


    NAME      AGE       POSITION           PERIOD SERVING        TERM
-------------------------------------------------------------------------
Marvin Wosk    73       President       October 2003 - 2004    1 year(1)

Footnotes:

(1) Directors hold office for one year or until a successor or successors are elected and appointed.

  MARVIN   S.  WOSK  has  been  President,  CEO,  Treasurer,   CFO,
Secretary and a Director of StarSoft since October 9, 2003. From January 1997 to present he has been developing a gaming joint venture with the British Columbia government. From September 1998 to March 2000 he was an officer and a director of Sound Designs, Inc., a Nevada corporation that is traded publicly on the Over-the-Counter Bulletin Board. Sound Designs was in the business of importing and distributing audio visual equipment as well as designing and installing custom audio and visual systems into residential and/or commercial locations.

EXECUTIVE COMPENSATION

Remuneration  of  Directors,  Executive  Officers  and  Significant
  Employees

  We do not have employment agreements with our executive officers. We have yet to determine the appropriate terms needed for the creation of employment agreements for our officers. There has been no discussion with any of our officers regarding any potential terms of these agreements, nor have such terms been determined with any specificity. We have no proposal, understanding or arrangement concerning accrued earnings to be paid in the future. In the meanwhile, none of our executive officers have been drawing salaries since they were appointed to their positions.

                         Summary Compensation Table

                        Annual                               Long-Term Compensation
                     Compensation
                    -------------------            ------------------------------------------
  Name and          Year  Salary  Bonus   Other    Restricted   Securities  LTIP     All
  Principal                               Annual   Stock        Underlying  Payouts  Other
  Position                                Compens  Awards       Options              Compens
                                          ation                                      ation
                           ($)     ($)     ($)      ($)           (#)        ($)      ($)



Marvin Wosk         2003    0       0       0        0             0          0        0
 President


Compensation of Directors

  There were no arrangements pursuant to which any director was compensated as of the date of this registration statement, for services provided as a director.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

  On May 5, 2003, Robert Paul and Daniel Torok resigned as officers and directors of StarSoft. On such same date, Ross Wilmot was appointed as our President and Director.

  On October 9, 2003, Ross Wilmot resigned as our President and Director and Marvin Wosk was appointed to fill the vacancy left by the departure of Mr. Wilmot.

  On October 9, 2003, Marvin Wosk purchased an aggregate of 1,000,000 shares of our common stock from each of Robert Paul and Daniel Torok, both of whom are former officers and directors, in a private transaction not involving our company.

  Daniel Torok, a former officer and director, provided $1,100 in loans that he has made to us to pay for our operating expenses. There are no specific repayment terms for the loans. Mr. Torok has transferred this loan to Mr. Wosk as of October 9, 2003.

DESCRIPTION OF SECURITIES

  Our authorized capital stock consists of 100,000,000 shares of common stock, par value $0.001 per share. As of November 24, 2003, we had 2,120,000 shares of common stock outstanding. To date, we have not issued preferred stock and have no plans, commitments or understandings to do so. The following summary discusses all of the material terms of the provisions of our common stock and preferred stock as set forth in our "Articles of Incorporation" and bylaws.

Common Stock

  As a holder of our common stock:

  1. You have equal rights to dividends from funds legally available, ratably, when as and if declared by our Board of Directors;

  2. You are entitled to share, ratably, in all of our assets available for distribution upon liquidation, dissolution, or winding up of our business affairs;

  3. You do not have preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions applicable;

  4. You are entitled to 1 vote per share of common stock you own, on all matters that stockholders may vote, and at all meetings of shareholders; and

  5. Your shares are fully paid and non-assessable. Additionally, there is no cumulative voting for the election of directors.

Nevada Anti-Takeover Provisions

  The anti-takeover provisions of Sections 78.411 through 78.445 of the Nevada Corporation Law apply to StarSoft, Inc. Section
78.438 of the Nevada law prohibits us from merging with or selling StarSoft or more than 5% of our assets or stock to any shareholder who owns or owned more than 10% of any stock or any entity related to a 10% shareholder for three years after the date on which the shareholder acquired the StarSoft shares, unless the transaction is approved by StarSoft's Board of Directors. The provisions also prohibit us from completing any of the transactions described in the preceding sentence with a 10% shareholder who has held the shares more than three years and its related entities unless the transaction is approved by our Board of Directors or a majority of our shares, other than shares owned by that 10% shareholder or any related entity. These provisions could delay, defer or prevent a change in control of StarSoft.

                              Part II

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information


  StarSoft's common stock was cleared for trading on the Pink Sheets under the ticker symbol "STSG" on October 14, 1999. The following table sets forth the monthly high and low prices for our common stock on the Pink Sheets for each quarter within the last two fiscal years.

QUARTER ENDED			HIGH		LOW
----------------------------------------------------------

December 31, 2003		0.570		0.503
September 30, 2003		0.503		0.500
June 30, 2003			0.509		0.509
March 31, 2003			0.512		0.509

December 31, 2002		0.000		0.000
September 30, 2002		0.000		0.000
June 30, 2002			0.000		0.000
March 31, 2002			0.000		0.000

Quotations of StarSoft's common stock reflect inter-dealer prices, without retail mark-ups, markdowns or commissions, and may not necessarily represent actual transactions.

There are no outstanding options or warrants to purchase, or securities convertible into, our common stock.

There are currently 2,120,000 shares of common stock issued and outstanding, of which 1,001,000 shares are restricted from resale and must be registered with the SEC under the Securities Act to become eligible for resale. The restricted shares are held as follows:


     Shareholder	Relationship to StarSoft	Restricted Shares
   ------------------------------------------------------------------------
     Marvin Wosk	President and Director		1,000,000

       Dan Torok	Former Director			1,000



Holders

  As of November 24, 2003, we had 26 shareholders of record.

Dividends

  To the date of this Registration Statement, we have not declared nor paid any dividends on our common stock.

  As of the date of this Registration Statement, we do not have a formal dividend policy.

LEGAL PROCEEDINGS

  We are not currently involved in any legal proceedings nor do we have any knowledge of any threatened litigation.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

  We have had no disagreements with our independent accountants.

RECENT SALE OF UNREGISTERED SECURITIES

  There have been no other issuances of common stock or preferred stock within the past three fiscal years.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

  Pursuant to the provisions of Nevada Revised Statutes 78.751, we shall indemnify our directors, officers and employees as follows:
Every director, officer, or employee of StarSoft shall be indemnified by us against all expenses and liabilities, including counsel fees, reasonably incurred by or imposed upon him/her in connection with any proceeding to which he/she may be made a party, or in which he/she may become involved, by reason of being or having been a director, officer, employee or agent of StarSoft or is or was serving at the request of StarSoft as a director, officer, employee or agent of StarSoft, partnership, joint venture, trust or enterprise, or any settlement thereof, whether or not he/she is a director, officer, employee or agent at the time such expenses are incurred, except in such cases wherein the director, officer, employee or agent is adjudged guilty of willful misfeasance or malfeasance in the performance of his/her duties; provided that in the event of a settlement the indemnification herein shall apply only when the Board of Directors approves such settlement and reimbursement as being for the best interests of StarSoft. StarSoft shall provide to any person who is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of StarSoft as a director, officer, employee or agent of the corporation, partnership, joint venture, trust or enterprise, the indemnity against expenses of a suit, litigation or other proceedings which is specifically permissible under applicable law.

  The Articles of Incorporation of the Company provide for every person who was or is a party to, or is threatened to be made a party to, or is involved in any such action, suit or proceeding, whether civil, criminal, administrative or investigative, by the reason of the fact that he or she, or a person with whom he or she is a legal representative, is or was a director of the corporation, or who is serving at the request of the corporation as a director or officer of another corporation, or is a representative in a partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless to the fullest extent legally permissible under the laws of the State of Nevada from time to time against all expenses, liability and loss (including attorneys' fees, judgments, fines, and amounts paid or to be paid in a settlement) reasonably incurred or suffered by him or her in connection therewith. Such right of indemnification shall not be exclusive of any other right of such directors, officers or representatives may have or hereafter acquire, and, without limiting the generality of such statement, they shall be entitled to their respective rights of indemnification under any bylaw, agreement, vote of stockholders, provision of law, or otherwise, as well as their rights under this article.

  The Bylaws of the Company provide for indemnification of its directors, officers and employees against all expenses and liabilities as a result of any suit, litigation or other proceedings for damages. We have further been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities is asserted by an affiliate or our company in connection with the securities being registered, we will submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                             Part F/S

FINANCIAL STATEMENTS

                          StarSoft, Inc.

                         December 31, 2002






                        Clyde Bailey, P.C.
                    Certified Public Accountant
                     10924 Vance Jackson #404
                     San Antonio, Texas 78230

CLYDE BAILEY P.C.
--------------------------------------------------------------------------
                                               Certified Public Accountant
                                                  10924 Vance Jackson #404
                                                  San Antonio, Texas 78230
                                                      (210) 699-1287(ofc.)
                                     (888) 699-1287 * (210) 691-2911 (fax)

                                                                   Member:
                                               American Institute of CPA's
                                                    Texas Society of CPA's

Board of Directors
StarSoft, Inc.

                   INDEPENDENT AUDITOR'S REPORT

I have audited the accompanying balance sheets of StarSoft, Inc. (Company), a development stage enterprise, as of December 31, 2002 and 2001 and the related statement of operations, statement of stockholders' equity, and the statement of cash flows from May 4, 1998 (Inception) to December 31, 2002, for the period ended December 31, 2002 and 2001. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

The Company is a development stage enterprise, as defined in Financial Accounting Standards Board No. 7. The Company is devoting all of its present efforts in securing and establishing a new business, and its planned principal operations have not commenced, and, accordingly, no revenue has been derived during the organizational period.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2002 and the results of its operations and its cash flows for the periods ended December 31, 2002 and 2001 and from May 4, 1998 (Inception) to December 31, 2002 in conformity with accounting principles generally accepted in the United States.

/s/ Clyde Bailey
-------------------
Clyde Bailey P.C.
San Antonio, Texas
November 21, 2003

                                F-1

                          StarSoft, Inc.
                 (A Development Stage Enterprise)
                           Balance Sheet
                                                     -------------------------
                                                              As of
                                                     December 31, December 31,
                                                        2002        2003
                                                     -------------------------
                            A S S E T S
                            -----------

Current Assets
  Total Current Assets                                    $92        $33
                                                     ----------  -------------
  Total Assets                                            $92        $33
                                                     ==========  =============
                       L I A B I L I T I E S
                       ---------------------

Current Liabilities
  Loans Payable                                         1,100        700
                                                     ----------  -------------
    Total Current Liabilities                           1,100        700
                                                     ----------  -------------
    Total Liabilities                                   1,100        700
                                                     ----------  -------------

               S T O C K H O L D E R S'  E Q U I T Y
               -------------------------------------

Common Stock                                            2,120      2,120
  100,000,000 authorized shares, par value
  $.001, 2,120,000 shares issued and outstanding

Additional Paid-in-Capital                             68,880     68,880
Accumulated Deficit                                   (72,008)   (71,667)
                                                     ----------  -------------
    Total Stockholders' Equity                         (1,008)      (667)
                                                     ----------  -------------
    Total  Liabilities and  Stockholders' Equity          $92        $33
                                                     ==========  =============








          See accompanying notes to Financial Statements
                                 F-2

                          StarSoft, Inc.
                 (A Development Stage Enterprise)
                      Statement of Operations

                                            -----------------------------------------------------------
                                                    For the Period Ended             From Inception to
                                            December 31, 2002  December 31, 2001     December 31, 2002
                                            -----------------------------------------------------------

Revenues:
  Revenues                                           $-                 $-                    $-
                                            -----------------------------------------------------------
    Total Revenues                                    -                  -                     -

Expenses:
  General and Administrative                        345                168                72,023
                                            -----------------------------------------------------------
    Total Expenses                                  345                168                72,023
                                            -----------------------------------------------------------
    Net loss from Operations                       (345)              (168)              (72,023)

Other Income and Expenses:
  Interest Income                                     4                  1                    15
                                            -----------------------------------------------------------
    Net Income Before Taxes                        (341)              (167)              (72,008)

Provision for Income Taxes:
  Income Tax Benefit                                  -                  -                     -
    Net Income (Loss)                             $(341)             $(167)             $(72,008)
                                            ===========================================================

Basic and Diluted Earnings Per Common Share     $(0.000)           $(0.000)              $(0.034)
                                            ===========================================================

Weighted Average number of Common Shares
  used in per share calculations              2,120,000          2,120,000             2,120,000
                                            ===========================================================


          See accompanying notes to Financial Statements
                                 F-3

                          StarSoft, Inc.
                 (A Development Stage Enterprise)
                 Statement of Stockholders' Equity
                      As of December 31, 2003


                                                   $0.001      Paid-In    Accumulated   Stockholders'
                                      Shares      Par Value    Capital    Deficit       Equity
                                     -----------------------------------------------------------------

Balance, May 4, 1998                         -         $-          $-         $-             $-

Stock Issued                         1,000,000      1,000       9,000                    10,000

Net Income (Loss)                                                        (10,000)       (10,000)
                                     -----------------------------------------------------------------

Balance December 31, 1998            1,000,000      1,000       9,000    (10,000)             -

Stock Issued - 504                   1,220,000      1,220      59,780                    61,000

Net Income (Loss)                                                        (61,046)       (61,046)
                                     -----------------------------------------------------------------

Balance December 31, 1999            2,220,000      2,220      68,780    (71,046)           (46)

Stock Cancelled, October 24, 2000     (100,000)      (100)        100

Net Income (Loss)                                                           (454)          (454)
                                     -----------------------------------------------------------------

Balance December 31, 2000            2,120,000      2,120      68,880    (71,500)          (500)

Net Income (Loss)                                                           (167)          (167)
                                     -----------------------------------------------------------------

Balance December 31, 2001            2,120,000      2,120      68,880    (71,667)          (667)

Net Income (Loss)                                                           (341)          (341)
                                     -----------------------------------------------------------------

Balance December 31, 2002            2,120,000     $2,120     $68,880   $(72,008)       $(1,008)
                                     =================================================================





          See accompanying notes to Financial Statements
                                 F-4

                          StarSoft, Inc.
                 (A Development Stage Enterprise)
                      Statement of Cash Flows

                                              ------------------------------------------
                                              For the Period Ended    From Inception to
                                               Dec 31,     Dec 31,      December 31,
                                                2002       2001           2002
                                              ------------------------------------------

Cash Flows from Operating Activities:
  Net Income (Loss)                            $(341)      $(167)       $(72,008)
  Increase in Loans Payable                      400         200           1,100
  Issuance of Common Stock for Expenses                                   10,000
Net Cash Provided from Operating Activities       59          33         (60,908)

Cash Flows from Investing Activities:
  Other Assets                                     -           -               -
Net Cash Used in Investing Activities              -           -               -

Cash Flows from Financing Activities:
  Proceeds from the Issuance of Common Stock       -           -          61,000
Net Cash Provided from Financing Activities        -           -          61,000

Net Increase in Cash                              59          33              92

Cash Balance, Begin Period                       $33           -               -
Cash Balance, End Period                         $92         $33             $92

Supplemental Disclosures:
  Cash Paid for interest                          $-          $-              $-
  Cash Paid for income taxes                      $-          $-              $-



Supplemental Disclosure of Non-Cash Investing and Financing Activities:

 At inception, the Company issued 1,000,000 shares of common stock to its offerings and directors for services performed and payments made on the Company's behalf during its formation. This transaction was valued at $0.01 per share or an aggregate amount of $10,000.


          See accompanying notes to Financial Statements
                                 F-5

                          StarSoft, Inc.
                   Notes to Financial Statements

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

StarSoft, Inc. ("the Company") was incorporated under the laws of the State of Nevada on May 4, 1998 for the purpose to promote and carry on any lawful business for which a corporation may be incorporated under the laws of the State of Nevada. The company has a total of 100,000,000 authorized shares with a par value of $.001 per share and with 2,120,000 shares issued and outstanding as of September 30, 2003. The Company operated from May 4, 1998 through approximately October 31, 2000 developing and marketing computer software. The Company had also planned to offer consulting services for software developers but that aspect of the Company's business never materialized. Since October 31, 2000, the Company has ceased operations and is in the development stage. The Company intends to acquire interests in various business opportunities, which in the opinion of management will provide a profit to the Company.

Development Stage Enterprise

The Company is a development stage enterprise, as defined in Financial Accounting Standards Board No. 7. The Company is devoting all of its present efforts in securing and establishing a new business, and its planned principal operations have not commenced, and, accordingly, no revenue has been derived during the organizational period.

Federal Income Tax

The Company has adopted the provisions of Financial Accounting Standards Board Statement No. 109, Accounting for Income Taxes. The Company accounts for income taxes pursuant to the provisions of the Financial Accounting Standards Board Statement No. 109, "Accounting for Income Taxes", which requires an asset and liability approach to calculating deferred income taxes. The asset and liability approach requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure on contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounting Method

The Company's financial statements are prepared using the accrual method of accounting. Revenues are recognized when earned and expenses when incurred. Fixed assets are stated at cost. Depreciation and amortization using the straight-line method for financial reporting purposes and accelerated methods for income tax purposes.


                                 F-6



                               -26-




                          StarSoft, Inc.
                   Notes to Financial Statements

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CON'T)

Earnings per Common Share

The Company adopted Financial Accounting Standards (SFAS) No. 128, "Earnings Per Share," which simplifies the computation of earnings per share requiring the restatement of all prior periods.

Basic earnings per share are computed on the basis of the weighted average number of common shares outstanding during each year.

Diluted earnings per share are computed on the basis of the weighted average number of common shares and dilutive securities outstanding. Dilutive securities having an anti-dilative effect on diluted earnings per share are excluded from the calculation.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments with a maturity of three months or less at the time of purchase to be cash equivalents. Cash and cash equivalents consist of checking accounts and money market funds.

Fair Value of Financial Instruments

The carrying amounts of financial instruments including cash and cash equivalents, accounts receivable and payable, accrued and other current liabilities and current maturities of long-term debt approximate fair value due to their short maturity.

Recent Accounting Pronouncements

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. The Company does not expect that there will be a material impact from the adoption of SFAS No. 143 on its financial position, results of operations, or cash flows.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. It supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets To Be Disposed Of", and the accounting and reporting provisions of Accounting Principles Board Statement ("APB") 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions", for the disposal of a segment of a business. The Company is required to adopt SFAS No. 144 on October 1, 2002. The Company does not expect that the adoption of SFAS No. 144 will have a material effect on its financial position, results of operations or cash flows.



                                 F-7



                               -27-




                          StarSoft, Inc.
                   Notes to Financial Statements

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CON'T
Recent Accounting Pronouncements (con't)

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections". SFAS No. 145 requires the classification of gains and losses from extinguishments of debt as extraordinary items only if they meet certain criteria for such classification in APB No. 30, "Reporting the Results of Operations, Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual, and Infrequently Occurring Events and
Transactions". Any gain or loss on extinguishments of debt classified as an extraordinary item in prior periods that does not meet the criteria must be reclassified to other income or expense. These provisions are effective for fiscal years beginning after May 15, 2002. Additionally, SFAS No. 145 requires sale-leaseback accounting for certain lease modifications that have economic effects similar to sale-leaseback transactions. These lease provisions are effective for transactions occurring after May 15, 2002. The Company does not expect the adoption of SFAS No. 145 to have a material effect on its financial position, results of operations or cash flows.

In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". SFAS No. 146 replaces "Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". SFAS No. 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Examples of costs covered by the standard include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing, or other exit or disposal activity. SFAS No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The Company does not expect the adoption of SFAS No. 146 to have a material effect on its financial position, results of operations or cash flows.

NOTE 2 - COMMON STOCK

At Inception on May 4, 1998, a total of 1,000,000 shares of stock were issued to the Company's officers and directors for services performed and payments made on the Company's behalf during its formation. This transaction was valued at $.01 per share or an aggregate amount of $10,000.

On March 15, 1999, to provide initial working capital, the Company completed a Regulation "D", Rule 504 offering of an aggregate of 1,220,000 shares of common stock at $.05 per share. These sales generated $61,000 in proceeds to the Company which were primarily used to pay operating expenses.

On October 24, 2000, after unsuccessfully trying to locate Vespa Trading, a shareholder, to deliver their shares purchased in the Company's Regulation "D", Rule 504 offering, 100,000 shares were cancelled and returned to the treasury.



                                 F-8



                               -28-




                          StarSoft, Inc.
                   Notes to Financial Statements

NOTE 3 - RELATED PARTIES

Daniel Torok, an officer and director of the Company, is owed $1,100 for loans that he has made to the Company of which there are no specific repayment terms.

NOTE 4 - INCOME TAXES

Deferred  income  taxes arise from temporary differences  resulting
from   the  Company's  subsidiary  utilizing  the  cash  basis   of
accounting for tax purposes and the accrual basis for financial reporting purposes. Deferred taxes are classified as current or non-
current,  depending  on  the  classification  of  the  assets   and
liabilities to which they relate. Deferred taxes arising from timing differences that are not related to an asset or liability are classified as current or non-current depending on the periods in which the timing differences are expected to reverse. The
Company's  previous  principal  temporary  differences  relate   to
revenue and expenses accrued for financial purposes, which are not taxable for financial reporting purposes. The Company's material temporary differences consist of bad debt expense recorded in the financial statements that is not deductible for tax purposes and differences in the depreciation expense calculated for financial statement purposes and tax purposes.

NOTE 5 - SUBSEQUENT EVENTS

There were no other material subsequent events that have occurred since the balance sheet date that warrants disclosure in these financial statements.


                                 F-9


















                               -29-









                          StarSoft, Inc.

                        September 30, 2003






                        Clyde Bailey, P.C.
                    Certified Public Accountant
                     10924 Vance Jackson #404
                     San Antonio, Texas 78230




























                               -30-





CLYDE BAILEY P.C.
--------------------------------------------------------------------------
                                               Certified Public Accountant
                                                  10924 Vance Jackson #404
                                                  San Antonio, Texas 78230
                                                      (210) 699-1287(ofc.)
                                     (888) 699-1287 * (210) 691-2911 (fax)

                                                                   Member:
                                               American Institute of CPA's
                                                    Texas Society of CPA's

Board of Directors
StarSoft, Inc.

                   INDEPENDENT AUDITOR'S REPORT

We have made a review of the balance sheet of StarSoft, Inc. as of September 30, 2003, and the related statement of operations, statement of stockholders' equity, and the statement of cash flows for the three and nine month period ended September 30, 2003 and 2002 and from inception (May 4, 1998) to September 30, 2003, in accordance with the standards established by the American Institute of Certified Public Accountants. These financial statements are the responsibility of the Company's management.

A review of interim financial information consists principally of obtaining an understanding of the system for the preparation of interim financial information, applying analytical review procedures to financial data, and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the consolidated financial statements referred to above for them to be in conformity with generally accepted accounting principles.

We have previously audited, in accordance with generally accepted auditing standards, the balance sheet as of December 31, 2002, and the related statements of operations, cash flows and changes in common shareholders' equity (deficit) for the period then ended; and in our report dated November 21, 2003, we expressed an unqualified opinion on those financial statements. In our opinion, the information set forth in the accompanying balance sheet as of September 30, 2003, is fairly stated in all material respects in relation to the balance sheet from which it has been derived.


/s/ Clyde Bailey
-------------------
Clyde Bailey P.C.
San Antonio, Texas
November 21, 2003

                                F-1

                          StarSoft, Inc.
                 (A Development Stage Enterprise)
                           Balance Sheet
                     As of September 30, 2003

                                                   September 30   December 31
                                                       2003          2002
                                                   -------------  ------------
                                                   (Unaudited)     (Audited)
                                                   -------------  ------------

                            A S S E T S
                            -----------

Current Assets
  Cash in Banks                                          $-            $92
                                                   -------------  ------------
    Total Current Assets                                  -             92
                                                   -------------  ------------
    Total Assets                                          -             92
                                                   =============  ============


                       L I A B I L I T I E S
                       ---------------------

Current Liabilities
  Loans Payable                                       1,100          1,100
                                                   -------------  ------------
    Total Current Liabilities                         1,100          1,100
                                                   -------------  ------------
    Total Liabilities                                 1,100          1,100
                                                   -------------  ------------


               S T O C K H O L D E R S'  E Q U I T Y
               -------------------------------------

Common Stock                                          2,120          2,120
  100,000,000 authorized shares, par value
  $.001, 2,120,000 shares issued and outstanding

Additional Paid-in-Capital                           68,880         68,880
Accumulated Deficit                                 (72,100)      $(72,008)
                                                   -------------  ------------
    Total Stockholders' Equity                       (1,100)        (1,008)
                                                   -------------  ------------
    Total Liabilities and Stockholders' Equity           $-            $92
                                                   =============  ============



          See accompanying notes to Financial Statements
                                 F-2

                          StarSoft, Inc.
                 (A Development Stage Enterprise)
                      Statement of Operations
                            (Unaudited)



                                                                                            ----------------
                                              ---------------------------------------------  From Inception
                                                     Three Months            Nine Months         to
                                                         Ended                 Ended
                                                     September 30,          September 30,      September
                                                    2003       2002       2003        2002     30, 2003
                                              --------------------------------------------------------------

Revenues:
  Revenues                                           $-         $-                     $-          $-
                                              --------------------------------------------------------------
    Total Revenues                                    -          -                                  -

Expenses:
  General and Administrative                          2         45          92        300      72,115
                                              --------------------------------------------------------------
    Total Expenses                                    2         45          92        300      72,115
                                              --------------------------------------------------------------
    Net loss from Operations                         (2)       (45)        (92)      (300)    (72,115)

Other Income and Expenses:
  Interest Income                                     -          1           0       3.22       15.49
                                              --------------------------------------------------------------
    Net Income Before Taxes                          (2)       (44)        (92)      (297)    (72,100)

Provision for Income Taxes:
  Income Tax Benefit                                  -          -                                  -
                                              --------------------------------------------------------------
    Net Income (Loss)                               $(2)      $(44)       $(92)     $(297)   $(72,100)
                                              ==============================================================

Basic and Diluted Earnings Per Common Share     $(0.000)   $(0.000)    $(0.000)   $(0.000)    $(0.034)
                                              --------------------------------------------------------------
Weighted Average number of Common Shares
used in per share calculations                2,120,000  2,120,000   2,120,000  2,120,000   2,120,000
                                              ==============================================================




          See accompanying notes to Financial Statements
                                 F-3

                          StarSoft, Inc.
                 (A Development Stage Enterprise)
                 Statement of Stockholders' Equity
                     As of September 30, 2003

                                                   $0.001      Paid-In    Accumulated   Stockholders'
                                      Shares      Par Value    Capital    Deficit       Equity
                                     -----------------------------------------------------------------

Balance, May 4, 1998                         -         $-          $-         $-             $-

Stock Issued                         1,000,000      1,000       9,000                    10,000

Net Income (Loss)                                                        (10,000)       (10,000)
                                     -----------------------------------------------------------------

Balance December 31, 1998            1,000,000      1,000       9,000    (10,000)             -

Stock Issued - 504                   1,220,000      1,220      59,780                    61,000

Net Income (Loss)                                                        (61,046)       (61,046)
                                     -----------------------------------------------------------------

Balance December 31, 1999            2,220,000      2,220      68,780    (71,046)           (46)

Stock Cancelled, October 24, 2000     (100,000)      (100)        100

Net Income (Loss)                                                           (454)          (454)
                                     -----------------------------------------------------------------

Balance December 31, 2000            2,120,000      2,120      68,880    (71,500)          (500)

Net Income (Loss)                                                           (167)          (167)
                                     -----------------------------------------------------------------

Balance December 31, 2001            2,120,000      2,120      68,880    (71,667)          (667)

Net Income (Loss)                                                           (341)          (341)
                                     -----------------------------------------------------------------

Balance December 31, 2002            2,120,000     $2,120     $68,880   $(72,008)       $(1,008)

Net Income (Loss)                                                            (92)           (92)
                                     -----------------------------------------------------------------

Balance September 30, 2003           2,120,000     $2,120     $68,880   $(72,100)       $(1,100)






          See accompanying notes to Financial Statements
                                 F-4

                          StarSoft, Inc.
                 (A Development Stage Enterprise)
                      Statement of Cash Flows
                            (Unaudited)

                                                ----------------------------------------
                                                 Nine Months Ended     From Inception
                                                    September 30,      to September 30,
                                                  2003        2002          2003
                                                ----------------------------------------

Cash Flows from Operating Activities:
  Net Income (Loss)                              $(92)      $(297)       $(72,100)
  Increase in Loans Payable                         -         400           1,100
  Issuance of Common Stock for Expenses                                    10,000
Net Cash Provided from Operating Activities       (92)        103         (61,000)

Cash Flows from Investing Activities:
  Other Assets                                      -           -               -
Net Cash Used in  Investing Activities              -           -               -

Cash Flows from Financing Activities:
  Proceeds from the Issuance of Common Stock        -           -          61,000
Net Cash Provided from Financing Activities         -           -          61,000

Net Increase in Cash                              (92)        103               -

Cash Balance, Begin Period                        $92         $33               -
Cash Balance, End Period                           $-        $136              $-

Supplemental Disclosures:
  Cash Paid for interest                           $-          $-              $-
  Cash Paid for income taxes                       $-          $-              $-


Supplemental Disclosure of Non-Cash Investing and Financing Activities:

 At inception, the Company issued 1,000,000 shares of common stock to its offerings and directors for services performed and payments made on the Company's behalf during its formation. This transaction was valued at $0.01 per share or an aggregate amount of $10,000.


          See accompanying notes to Financial Statements
                                 F-5

                          StarSoft, Inc.
                   Notes to Financial Statements

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

StarSoft, Inc. ("the Company") was incorporated under the laws of the State of Nevada on May 4, 1998 for the purpose to promote and carry on any lawful business for which a corporation may be incorporated under the laws of the State of Nevada. The company has a total of 100,000,000 authorized shares with a par value of $.001 per share and with 2,120,000 shares issued and outstanding as of September 30, 2003. The Company operated from May 4, 1998 through approximately October 31, 2000 developing and marketing computer software. The Company had also planned to offer consulting services for software developers but that aspect of the Company's business never materialized. Since October 31, 2000, the Company has ceased operations and is in the development stage. The Company intends to acquire interests in various business opportunities, which in the opinion of management will provide a profit to the Company.

Development Stage Enterprise

The Company is a development stage enterprise, as defined in Financial Accounting Standards Board No. 7. The Company is devoting all of its present efforts in securing and establishing a new business, and its planned principal operations have not commenced, and, accordingly, no revenue has been derived during the organizational period.

Federal Income Tax

The Company has adopted the provisions of Financial Accounting Standards Board Statement No. 109, Accounting for Income Taxes. The Company accounts for income taxes pursuant to the provisions of the Financial Accounting Standards Board Statement No. 109, "Accounting for Income Taxes", which requires an asset and liability approach to calculating deferred income taxes. The asset and liability approach requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure on contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounting Method

The Company's financial statements are prepared using the accrual method of accounting. Revenues are recognized when earned and expenses when incurred. Fixed assets are stated at cost. Depreciation and amortization using the straight-line method for financial reporting purposes and accelerated methods for income tax purposes.

                                 F-6



                               -36-




                          StarSoft, Inc.
                   Notes to Financial Statements

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CON'T)

Earnings per Common Share

The Company adopted Financial Accounting Standards (SFAS) No. 128, "Earnings Per Share," which simplifies the computation of earnings per share requiring the restatement of all prior periods.

Basic earnings per share are computed on the basis of the weighted average number of common shares outstanding during each year.

Diluted earnings per share are computed on the basis of the weighted average number of common shares and dilutive securities outstanding. Dilutive securities having an anti-dilative effect on diluted earnings per share are excluded from the calculation.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments with a maturity of three months or less at the time of purchase to be cash equivalents. Cash and cash equivalents consist of checking accounts and money market funds.

Fair Value of Financial Instruments

The carrying amounts of financial instruments including cash and cash equivalents, accounts receivable and payable, accrued and other current liabilities and current maturities of long-term debt approximate fair value due to their short maturity.

NOTE 2 - COMMON STOCK

During the three and nine months ended September 30, 2003 there were no changes in the amount of common stock outstanding.

NOTE 3 - RELATED PARTIES

Daniel Torok, an officer and director of the Company, is owed $1,100 for loans that he has made to the Company of which there are no specific repayment terms.

NOTE 4 - SUBSEQUENT EVENTS

There were no other material subsequent events that have occurred since the balance sheet date that warrants disclosure in these financial statements.

                                 F-7

                             Part III

INDEX TO EXHIBITS



Exhibit      Name and/or Identification of Exhibit
Number

  3          Articles of Incorporation & By-Laws
              a.  Articles of Incorporation of the Company filed May
                  4, 1998 *
              b.  By-Laws of the Company adopted May 4, 1998 *

  23         Consent of Independent Public Accountants
              a.  Consent for December 31, 2002 financial statements *
              b.  Consent for September 30, 2003 financial statements *


* Submitted with initial Registration Statement filing.

                            SIGNATURES

Pursuant  to  the  requirements of Section  12  of  the  Securities
Exchange Act of 1934, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                         STARSOFT, INC.
                      --------------------
                          (Registrant)

Sign /s/ Marvin Wosk              Date   February 4, 2004
     ------------------                 --------------------

By  Marvin Wosk                  Position  President, CEO,
   --------------------                    Treasurer, CFO,
                                           Secretary
                                          ------------------